July 16, 2009

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated July 1, 2009, in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009. For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

1.	We note your response to comment 1. It appears that value attributable to customer relationships acquired in Global Signal acquisition was not recognized as an asset separate from the customer contract asset. Please explain why these assets were not separately valued at the time of your acquisition, particularly considering the potential difference in the life of a contract and that of a customer relationship.

Company Response:

To be clear, both assets were valued at the time of the Global Signal Merger. The customer relationships and the customer contracts intangible assets were not separately valued because these intangible assets are complementary assets that both relate to the long-term rental of the same tower spaces. In other words, customer relationships are extensions of value of the related customer contracts. The combined value of both was determined based upon the discounted cash flow of those tower spaces, which extended for periods well beyond 20 years. The customer relationships would not exist if the space for antennas and other equipment already leased under the current contracts were not in place.

The Global Signal customer base consisted of the same major customers as the Company’s existing portfolio. In fact, existing customers of Crown Castle at the time of the Global Signal Merger accounted for approximately 97% of the acquired revenue stream. As such, the customer relationships relate to expectations regarding customers’ renewals of their existing contracts with the Company upon expiration based upon (1) the critical location of the Company’s towers within the wireless carriers network (2) customer cost associated with relocation of its antennas and other equipment to another tower and (3) zoning and other barriers associated with construction of new towers.

Customer contracts and the related relationships extend for periods well beyond 20 years with typical customer contracts having contractual terms including automatic renewals of 25 to 35 years and customer relationships reflect the value following the expiration of all renewals under contracts (i.e. after 25 to 35 years). If the customer contracts and the customer relationships were separately recorded, the difference in economic life for these two intangible assets would be eliminated because the estimated useful life (amortization period) of the related towers limits the life of both to no longer than 20 years, as discussed in the Company’s response 3 in the letter dated May 21, 2009. To be clear, the economic life used in the valuation of the intangible assets was not limited by the life of the tower. The life of the tower only limited the amortization period for these intangibles.

Staff Comment:

2.	It is unclear to us why the Global Signal merger resulted in a significant amount of goodwill in relation to the value assigned to the customer contracts. In this regard, describe in more detail your valuation methodology and significant assumptions used to determine the value of customer contracts intangible asset.

Company Response:

The Company used the excess earnings method, a variation of the income approach, to value the customer contracts intangible asset including the portion related to customer relationships. In this methodology, the Company discounted the estimated cash flows, which gave consideration to contributory assets including fixed assets and assembled workforce. The largest pool accounted for 95% of the total fair value allocation to intangible assets and its assumptions included:

•	economic benefits for a period in excess of 80 years, with approximately 90% of the fair value attributable to the first 35 years of economic benefits,

•	annual percentage loss in the customer base of less than 3% annually,

•	contributory asset charge beginning at 30% declining to a nominal amount,

•	tax rates of 39%,

•	discount rate of 8% per annum and

•	average Adjusted EBITDA margin in the low 60%’s.

Each of the assumptions were similar for the three other pools with the following exceptions: for the two pools that related to towers that the Company managed on the behalf of others (1) the Adjusted EBITDA margin was lower and (2) the contributory asset charge was de minimis. As discussed in the Company’s response to comment 1, the period for which economic benefits were estimated was not shortened for purposes of the valuation and the related determination of the fair value, but was reduced to 20 years for purposes of determining the useful life (amortization period) for this calculated value.

Staff Comment:

3.	Please clarify for us whether the pooled groups used when analyzing your customer contracts for impairment are the same as the pools used in the valuation of the customer contracts acquired from Global Signal.

Company Response:

Yes. The same pooled groups are used for impairment purposes as used in the valuation of Global Signal.

Staff Comment:

4.	Identify for us all other assets and liabilities that you include within the pools used for the purpose of recognition and measurement of impairment loss. Refer to paragraph 10 of SFAS 144. Also, identify for us the asset that you consider to be the primary asset of the asset group for purposes of testing impairment. Refer to paragraph 18 of SFAS 144.

Company Response:

The tower and related property and equipment as well as the customer contracts intangible asset, including the portion related to customer relationships, are included within the pools used for purposes of recognition and measurement of impairment loss. The customer contracts intangible asset is interdependent on the tower asset. The tower asset is the primary asset of the asset group since it is the most significant component from which the asset group derives its cash flow generating capacity. To date, the Company has not had a triggering event for purposes of recognition and measurement of an impairment charge, as the Global Signal tower portfolio has performed consistent with or better than expectations at the time of the Global Signal Merger.

Staff Comment:

5.	We are considering your response to comment two. In light of your explanation given in response to this comment, please explain to us why you do not consider each tower to be the lowest level for which identifiable cash flows are largely independent of other assets and liabilities.

Company Response:

Tower assets, similar to the Company’s, are generally bought and sold in portfolios due to the terms of the tenant leases and underlying ground leases. As such, the Company’s long standing practice has been to evaluate its customer contracts (including customer relationships) for impairment by pooled group, rather than by individual tower. The pooled group methodology views towers as portfolios consistent with the interdependencies of the portfolio of towers as they relate to serving our customers. This viewpoint is consistent with the manner in which towers trade in the marketplace (bought and sold on a portfolio basis) and the manner in which the Company would ultimately sell towers if it so desired.

The Company analogizes this methodology to the bus company in paragraph B45 of SFAS 144, whereby the bus company was required to provide minimum service on all routes and thus could not curtail service on an unprofitable route. One can assume that when evaluating entering into the agreement, the bus company compared the total revenue it expected to realize from all five bus routes to the total expense it expected to incur to service those routes. In other words, the bus company viewed the arrangement as the sum of five routes – four profitable and one unprofitable – rather than five individual and discrete routes.

When buying towers, the Company purchases entire tower portfolios, and as a result, the Company determines the purchase price based upon the aggregate net cash flow for an entire portfolio for sale. In other words, the Company views a business combination as the sum of the towers and the related customer contracts acquired rather than separate individual towers. Further, just like the bus company knew it would service – and pay for – an unprofitable route, the Company expects that it will acquire certain unprofitable towers in the acquired portfolio.

Likewise, it would be in the Company’s best interest to market collectively as a portfolio any towers for sale. The Company predominately serves national wireless carriers and is a critical partner to these carriers who are developing and enhancing their nationwide networks. As a result, the Company’s towers are critical infrastructure to the wireless carrier’s networks and therefore support of their network is paramount to the Company’s ongoing business relationships with these very important but small number of key customers. To complete the analogy, just like the bus company had discrete assets serving each route, an individual tower serves certain customer contracts. However just like the bus company could not curtail routes, the Company would not typically sell individual towers if it were to have a detrimental impact on a customer network.

Staff Comment:

6.	We note your response to prior comment 9 from our letter dated May 5, 2009, and our subsequent telephone conversation with the Company on May 14, 2008, where you indicated that the actual performance targets would be disclosed in future filings. Please amend your Annual Report on 10-K for year ended December 31, 2008 to disclose the corporate, business unit and individual AI Plan goals for each name executive officer. Disclose the extent to which the goals were achieved. See Item 402(b)(2)(v) of Regulations S-K.

Company Response:

The Company will amend its Annual Report on 10-K for the year ended December 31, 2008 to provide the amended disclosure related to the performance targets.

*  *  *  *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown
Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage

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